                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13G

                  INFORMATION STATEMENT PURSUANT TO RULE 13d-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


               Anthony Clark International Insurance Brokers Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   18145N 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

CUSIP No. 18145N 10 7                  13G                   Page 2 of 5 Pages
                                                                  -    -


--------------------------------------------------------------------------------
1    Name Of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons
     Antonio Domenico Consalvo
--------------------------------------------------------------------------------
2    Check The Appropriate Box If A Member Of A Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship Or Place Of Organization
     Canadian
--------------------------------------------------------------------------------
    NUMBER OF         5     Sole Voting Power
                            608,016
     Shares           ----------------------------------------------------------
                      6     Shared Voting Power
  Beneficially              0
                      ----------------------------------------------------------
    Owned By          7     Sole Dispositive Power

      Each                  608,016
                      ----------------------------------------------------------
    Reporting         8     Shared Dispositive Power

   Person With              0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned By Each Reporting Person
     608,016
--------------------------------------------------------------------------------
10   Check If The Aggregate Amount In Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11   Percent Of Class Represented By Amount In Row 9
     7.6%
--------------------------------------------------------------------------------
12   Type Of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No. 18145N 10 7                  13G                   Page 3 of 5 Pages
                                                                  -    -


ITEM 1 (a). NAME OF ISSUER:

            Anthony Clark International Insurance Brokers Ltd.

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Suite 355, 10333 Southport Road S.W., Calgary, Alberta, Canada
            T2W 3X6

ITEM 2 (a). NAME OF PERSON FILING:

            Antonio Domenico Consalvo

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Suite 355, 10333 Southport Road S.W., Calgary, Alberta, Canada
            T2W 3X6

ITEM 2 (c). CITIZENSHIP:

            Canadian

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

            Common Shares, no par value

ITEM 2 (e). CUSIP NUMBER:

            18145N 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable

CUSIP No. 18145N 10 7                  13G                   Page 4 of 5 Pages
                                                                  -    -


ITEM 4.  OWNERSHIP.

         (a)  Amount beneficially owned:

              608,016, including options that are exercisable per share within 60 days after December 31, 2001 at an exercise prices as follows:
              68,837 shares at $0.81 Canadian, expiring August 29, 2008; 105,000 shares at $1.60 Canadian, expiring April 12, 2004; and 100,000 shares at $1.00 Canadian, expiring October 26, 2006.

         (b)  Percent of class:

              7.6%

         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    608,016

              (ii)  Shared power to vote or to direct the vote

                    0

              (iii) Sole power to dispose or to direct the disposition of

                    608,016

              (iv)  Shared power to dispose or to direct the disposition of

                    0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION.

         Not applicable

CUSIP No. 18145N 10 7                  13G                   Page 5 of 5 Pages
                                                                  -    -


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Antonio Domenico Consalvo
                                            -----------------------------
                                            Antonio Domenico Consalvo
                                            February 12, 2004